UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road Weifang Shandong People’s Republic of China, Postal Code: 261061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On November 22, 2016, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) issued a press release announcing a majority of the shareholders of the Company have approved, in principal, a 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding ordinary shares and an increase of the par value of each ordinary share from $0.129752 to US$0.519008 (the “Reverse Stock Split”), subject to an extraordinary general meeting of shareholders (“EGM”) to be held on December 5, 2016.

The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “FFHL” following the EGM. The Company has applied for a new CUSIP number for the Company’s ordinary shares post-Reverse Stock Split. The Company will round up to the next full share of the Company’s ordinary shares any fractional shares that result from the Reverse Stock Split.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated November 22, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: November 22, 2016